UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EURAND N.V.
(Names of Subject Company)

AXCAN PHARMA HOLDING B.V.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

AXCAN HOLDINGS INC.
(Name of Filing Persons (Parent of Offeror))

Ordinary Shares, par value €0.01 PER SHARE
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Axcan Holdings Inc.
Axcan Pharma Holding B.V.
22 Inverness Center Parkway
  Suite 310
  Birmingham, AL 35242
 Attention: Dr. Frank Verwiel
(205) 991-8085
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Patrick O’Brien, Esq.
William Shields, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

*
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         third-party tender offer subject to Rule 14d-1.
*         issuer tender offer subject to Rule 13e-4.
*         going-private transaction subject to Rule 13e-3.
*         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  *

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Axcan Pharma Holding B.V. (the “Purchaser”), a wholly-owned indirect subsidiary of Axcan Holdings Inc. (“Axcan”), for all of the outstanding common stock of Eurand N.V. (“Eurand”), to be commenced pursuant to the Share Purchase Agreement, dated November 30, 2010, by and among Axcan, the Purchaser and Eurand.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Eurand ordinary shares described in this press release has not yet commenced. At the time the expected tender offer is commenced, Axcan or a wholly owned subsidiary of Axcan will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Eurand will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Eurand shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement before any decision is made with respect to the tender offer because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Eurand at no expense to them from Axcan by directing a request to Axcan at iadjahi@axcan.com or (450) 536-7696 or from Eurand by directing a request to Eurand at bill.newbould@eurand.com or (267) 759-9335. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

Exhibit Index

Exhibit	Description

99.1	Press Release dated December 1, 2010